                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K



For Annual Report of Employee Stock Purchase, Savings and Similar Plans Pursuant
             to Section 15(d) of the Securities Exchange Act of 1934

[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1999
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from      to
                                       ------  ------
         Commission file number 1-11690
                                -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEVELOPERS DIVERSIFIED REALTY CORPORATION PROFIT
  SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DEVELOPERS DIVERSIFIED REALTY CORPORATION
3300 Enterprise Parkway, Beachwood, Ohio  44122




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                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                DECEMBER 31, 1999

                                TABLE OF CONTENTS

Report of Independent Accountants ...........................................1

Statement of Net Assets Available for Benefits at December 31,
     1999 and 1998 ..........................................................2

Statement of Changes in Net Assets Available for Benefits for the
     year ended December 31, 1999 ...........................................3

Notes to the Financial Statements ...........................................4-9

Schedule I - Item 27a Schedule of Assets held for Investment Purposes at
     December 31, 1999 ......................................................10

Schedule II - Item 27d Schedule of Reportable Transactions for the year ended December 31, 1999 ................................................11

Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

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                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and the Administrator of the Developers Diversified Realty Corporation Profit Sharing Plan and Trust:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for plan benefits of the Developers Diversified Realty Corporation Profit Sharing Plan and Trust (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of "Schedule of Assets Held for Investment Purposes" and "Schedule of Reportable Transactions" are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







PricewaterhouseCoopers LLP
Cleveland, Ohio
June 26, 2000






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                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31,
                                                   1999                1998
                                                ----------          ----------
Assets:
Investments (Note 3)                            $1,545,321          $1,091,162

Receivables:
    Participants notes                              21,480              41,512
    Participants' contributions                      2,318               1,695
    Employer contributions                           2,586               1,833
    Dividends                                        9,014               5,999
    Loan interest                                      460                  --
                                                ----------          ----------
           Total receivables                        35,858              51,039
                                                ----------          ----------

Net assets available for plan benefits          $1,581,179          $1,142,201
                                                ==========          ==========























    The accompanying notes are an integral part of these financial statements.



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                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                    Year Ended
                                                                    December 31,
                                                                       1999
                                                                    -----------
Additions:
     Additions to net assets attributed to:
         Investment income:
             Dividends                                              $   117,139
             Interest                                                     2,231
             Net appreciation in fair value of investments (Note 3)      76,197
                                                                    -----------
                                                                        195,567
           Less investment expenses                                        (502)
                                                                    -----------
                                                                        195,065
         Contributions:
           Employer                                                      57,861
           Participants                                                 316,585
           Participants' rollover                                        27,165
                                                                    -----------
                                                                        401,611
           Total additions                                              596,676
                                                                    -----------
Deductions:
         Deductions from net assets attributed to:
           Participants' benefits                                       153,870
           Forfeitures                                                    3,828
                                                                    -----------
           Total deductions                                             157,698
                                                                    -----------

           Net increase                                                 438,978
       Net assets available for plan benefits:
       Beginning of year                                              1,142,201
                                                                    -----------
       End of year                                                  $ 1,581,179
                                                                    ===========









      The accompanying notes an integral part of these financial statements.



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                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS


1.       FORMATION OF PLAN AND SUMMARY OF ACCOUNTING POLICIES

         Formation of Plan

         Effective July 1, 1994 Developers Diversified Realty Corporation (the "Company") formed the Developers Diversified Realty Corporation Profit Sharing Plan and Trust (the "Plan").

         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         The Plan's investments are stated at market value as of the last business day of the year. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the shareholder record date.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which is comprised of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Payment of Benefits

         Benefits are recorded when paid.

         Administrative Expenses

         The Company may, at its discretion, pay the administrative expenses of the Plan. Any expenses not paid by the Company will be paid out of Plan assets. In 1999 and 1998, all Plan expenses were paid for by the Company.




                                      -4-
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                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

         Risks and Uncertainties

         The Plan generates a significant portion of its income from investments in domestic and international mutual funds, bonds and Developers Diversified Realty Corporation common stock. As a result, the Plan's revenues and net assets available for plan benefits could vary based on the performance of the financial markets.

         Fair Value Disclosure of Financial Instruments

         Management has determined that the carrying amount of financial instruments, as reported on the Statement of Net Assets Available for Benefits, approximates fair value.

         New Accounting Standard

         Effective December 31, 1999, the Plan adopted Statement of Position 99-3, which eliminated the requirement to present earnings and expenses by investment fund option for participant-directed investments. Therefore, all participant-directed investments are shown in the aggregate in the accompanying Statement of Changes in Net Assets Available for Benefits. The 1998 financial statements have been restated to conform to the 1999 presentation.

2.       DESCRIPTION OF PLAN

         The following brief description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan that covers all eligible employees, as defined, of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Contributions

         Participants have the right to direct the Trustee to invest their contributions, in one or more permitted investment funds, as defined by the Plan, as they may choose. Participants may contribute up to 15% of their annual compensation, not to exceed $10,000 per Plan year. The Plan provides that the Company will match participant's contributions in an amount equal to 25% of the participant's elective deferrals for the plan year. However, the Company shall not match any elective deferrals which are in excess of 6% of a participant's annual compensation. Matching contributions may be made in cash or in the Company's common stock. During 1999 and 1998, all Company contributions were made with the Company's common stock. Subject to provisions of the Plan, the Company has the option to contribute any amount up to 15% of the annual pay of all participating and vested participants for each Plan year. During 1999 and 1998, there were no such contributions made by the Company related to this provision.




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                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

         Participant Accounts

         Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based upon participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions ($2,487 and $2,752 at December 31, 1999 and 1998, respectively).

         Vesting

         Plan participants are fully vested in all contributions to their accounts, with the exception of the Company contributions, which vest at the rate of 20% per service year until fully vested. Participants were credited with years of service prior to the formation of the Plan for vesting purposes.

         Participants Notes Receivable

         Under the terms of the Plan, participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participants' accounts and bear interest at the prime rate plus 1% which is fixed at the time of the loan, or 9.5% and 8.8% at December 31, 1999 and 1998, respectively. The outstanding notes' interest rates range from 8.75% and 9.5%.

         Payment of Benefits

         The liability of the Plan for benefits to participants is limited to the fair value of the Plan assets. A participant is entitled to receive the full value of his or her vested account at age 65, death or disability, prior to retirement, or upon termination of employment. Upon retirement or termination, the participant may elect to receive a single lump sum payment of his or her account balance. If a participant's employment terminates as a result of a permanent physical or mental disability, the participant will be fully vested as of the date of the disability. Benefits payable at December 31, 1999 and 1998 for all processed and approved, but unpaid claims were $0 and $4,549, respectively. This amount is reflected as a liability in the Plan's Form 5500 in accordance with ERISA rules and regulations.

3.       INVESTMENTS

         The Trustee of the Plan maintains the following separate investment accounts under the Plan in which participants may direct contributions.




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                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


         Employer Stock Fund - The fund is comprised of common stock of the Company, Developers Diversified Realty Corporation, which is actively traded on the New York Stock Exchange.

         Oppenheimer Securities:

         U.S. Government Trust - This fund seeks high current income, preservation of capital and maintenance of liquidity primarily through investments in debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

         Capital Income Fund - This fund's primary investment objective is to maximize current income, compatible with prudent investment. It has a secondary objective to conserve principal, while providing an opportunity for capital appreciation. It invests primarily in well established corporations who typically pay an above average dividend yield.

         Global Fund - This fund invests its assets with the objective of capital appreciation. It invests in stocks from around the world. It searches out growth oriented companies principally involved in one or more key global trend sectors.

         Growth Fund - This fund invests its assets to seek capital appreciation for shareholders. It invests in large corporations who have proven potential for earnings growth over time.

         Discovery Fund - This fund's investment objective is capital appreciation. It invests in small emerging growth companies for maximum capital appreciation.

         Main Street Growth and Income Fund - This Fund is predominantly a large-cap blend fund, with the ability to invest in companies of all sizes and utilize a combination of both growth and value styles.

         Salomon Smith Barney:

         Money Fund - This fund invests in short-term high quality money market securities that provide current income and safety of principle.







                                      -7-
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                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

         The following presents investments that represent 5 percent or more of the Plan's net assets:

         INVESTMENTS AT FAIR VALUE
                                                                 December 31,
                                                               1999      1998
                                                             --------  --------
         Oppenheimer Securities Capital Income Fund, 19,111
          and 15,022 shares, respectively                    $223,795  $212,411
         Oppenheimer Securities Global Fund, 4,865 and
          3,953 shares, respectively                          299,722   166,366
         Oppenheimer Securities Growth Fund, 9,273 and
          7,274 shares, respectively                          437,799   251,738
         Oppenheimer Securities Discovery Fund 1,445 and
          1,020 shares, respectively                           91,352    45,192
         Developers Diversified Realty Corporation Common
          Stock, 25,743 and 18,514 shares, respectively       331,438*  328,630*

         *  Non participant-directed

         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $76,197 as follows:

         NET CHANGE IN FAIR VALUE

         Investment at Fair Value as                  Year Ended
          determined by Quoted Market Price       December 31, 1999
                                                  -----------------

         Mutual Funds                                $  179,644
         Common Stock                                  (103,447)
                                                     ----------
         Net change in Fair Value                    $   76,197
                                                     ==========

4.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                      December 31,
         Net assets:             1999              1998
                               --------          --------
              Common Stock     $331,438          $328,630
              Money Fund          1,523             4,869
                               --------          --------
                               $332,961          $333,499
                               ========          ========



                                      -8-
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                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


                                                                Year Ended
                                                             December 31, 1999
                                                             -----------------
         Changes in Net Assets:
             Employer contributions                             $  57,861
             Participants' contributions                           48,103
             Participants' rollovers                                1,868
             Receivables                                           (4,391)
             Dividends                                             33,183
             Net depreciation                                    (103,447)
         Benefits paid to participants                            (31,202)
         Transfers to participant-directed investments              1,817
         Forfeitures                                               (3,828)
         Investment expense                                          (502)
                                                                ---------
                                                                $    (538)
                                                                =========

5.       TRANSACTION WITH PARTIES-IN-INTEREST

         Certain officers of the Company are participants in the Plan and trustees of the Plan. One of the investment elections includes the Company's common stock. At December 31, 1999 and 1998, the Plan held investments in shares of mutual funds managed by Smith Barney, the Plan investment advisor. These transactions are considered exempt party-in-interest transactions under Section 408 of ERISA and the regulations thereunder.

6.       PLAN TERMINATION

         Under the Plan, the Company has the right to discontinue contributions and terminate the Plan at any time, although the Company has not expressed any interest to do so. In the event of termination, participants' accounts become fully vested if the participant has not
         (1) incurred a five-year break in service, or (2) received payment of their vested account balance. The Participants' accounts are to be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

7.       INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 24, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and therefore is exempt from federal income taxes. In management's opinion, the Plan is operating in compliance with the applicable provisions of the IRC and other post-1986 legislation. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The application for tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.



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                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                   Schedule I

           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1999

                                                                         Fair
Identity of Issuer or Borrower                                           Value
----------------------------------------------------------------      ----------
 *   Smith Barney             Money Funds Cash Portfolio Class A      $   19,855
     Oppenheimer Funds        U.S. Government Trust Class C               65,174
     Oppenheimer Funds        Capital Income Fund Class C                223,795
     Oppenheimer Funds        Global Fund Class C                        299,722
     Oppenheimer Funds        Growth Fund Class C                        437,799
     Oppenheimer Funds        Discovery Fund Class C                      91,352
     Oppenheimer Funds        Main Street Growth and Income Fund
                               Class C                                    76,186
     Developers Diversified
        Realty Corporation    Common Stock (Cost $419,216)               331,438
                                                                      ----------
                                                                      $1,545,321
                                                                      ==========
     Participant Notes Receivable (The outstanding Notes'
         interest range from 8.75% to 9.5%.)                          $   21,480
                                                                      ==========
















*    Designates Parties-In-Interest






                                      -10-
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                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                   Schedule II

                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1999



                                         Purchase       Selling         Gain
                                          Price          Price        or (loss)
                                         --------      ---------      --------
*   Developers Diversified Realty
     Corporation Common Stock
    24 aggregate purchases               $104,567             --            --








*     Designates Party-In-Interest











                                      -11-
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                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST


EXHIBITS
--------

  23.0     Consent of Independent Accountants






































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


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly cause this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Developers Diversified Realty Corporation
                                  Profit Sharing Plan and Trust

Date      June 26, 2000             /s/  Scott A. Wolstein
          --------------------    ----------------------------------------------
                                  Scott A. Wolstein
                                  Trustee

Date      June 26, 2000             /s/  James A. Schoff
          --------------------    ----------------------------------------------
                                  James A. Schoff
                                  Trustee

Date      June  26, 2000            /s/  Joan U. Allgood
          --------------------    ----------------------------------------------
                                  Joan U. Allgood
                                  Trustee